Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of September, 2015

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Minutes Of The Meeting Of The Board Of Directors held on September 23, 2015

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (09/2015)

Date, Time and Location:

September 23, 2015, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:

Members of the Board of Directors undersigned.

Decisions:

1.	Pursuant to article 25, sole paragraph, of the Company’s Bylaws and considering the absence of the Chairman of the Board of Directors, Mr. Paulo Guilherme Aguiar Cunha, Mr. Lucio de Castro Andrade Filho, Vice-Chairman of the Board of Directors, assumed the presidency of the meeting.

2.	As part of the ongoing monitoring of the business strategy, the members of the Board of Directors analyzed the strategic positioning proposal of Ultragaz, Company’s LPG distribution business.

3.	The members of the Board of Directors ratified: (i) the loan agreement and related swap transaction, from dollar into Real, entered into by Ipiranga Produtos de Petróleo S.A. (“Ipiranga”), a wholly-owned subsidiary of the Company, and The Bank of Nova Scotia and Scotiabank Brasil S.A. Banco Múltiplo, respectively, in the amount of USD 80,000,000.00 (eighty million dollars), with a 3-year term; (ii) the renewal of the loan agreement and related swap transaction, from dollar into Real, entered into by Banco de Tokyo- Mitsubishi UFJ and Ipiranga, in the amount of USD 80,000,000.00 (eighty million dollars), with a 3-year term; and (iii) the guarantee provided by the Company to the obligations assumed by Ipiranga in these agreements.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,
held on September 23, 2015)

4.	The members of the Board of Directors authorized the Executive Officers to take any measures necessary to implement the resolutions approved in item 3, including the signing of the documents related to this item.

5.	The members of the Board of Directors approved the hiring of Deloitte Touche Tohmatsu Brazil for providing audit services of the financial statements for the fiscal year of 2015, according to the proposal presented by the Executive Officers and the Fiscal Council of the Company.

6.	The members of the Board of Directors were updated on strategic and expansion projects of the Company.

Observations: The deliberations were approved, with no amendments or qualifications, by all the Board Members present.

As there were no further matters to be discussed, the meeting was closed, and the minutes of this meeting were written, read and approved by all the undersigned Board Members present.

Lucio de Castro Andrade Filho – Vice Chairman

Alexandre Gonçalves Silva

Carlos Tadeu da Costa Fraga

Jorge Marques de Toledo Camargo

José Maurício Pereira Coelho

Nildemar Secches

Pedro Wongtschowski

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2015

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
	Name:	Andre Pires de Oliveira Dias
	Title:	Chief Financial and Investor Relations Officer

(Minutes Of The Meeting Of The Board Of Directors held on September 23, 2015)